Exhibit 99.1

Norwegian Insurer Gjensidige Pensjonsforsikring Partners with Sapiens to Enhance Life & Pension Coverage and Promote Digital Transformation

Partnership will enable leading life & pension insurer to capitalize on digital offerings and accelerate the roll-out of innovative new products

November 11, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and the prominent Norwegian insurance company Gjensidige Pensjonsforsikring (GPF) today announced that GPF will implement Sapiens CoreSuite for Life & Pension (L&P) platform for their Group Risk, Group Pensions, Individual Risk, Savings and Annuities business as the insurer seeks to expand its digital capabilities and boost its market share in L&P coverage.

Built to enable greater automation, operational efficiency and seamless digitization, Sapiens CoreSuite for L&P will equip GPF with an optimized, Norwegian tailored platform with real-time access to centrally managed data from any device. As a single, unified system, the platform is designed to streamline workflows, accelerate insurers’ digital transformation and improve customer engagement with the fast and simple roll-out of new product offerings.

Maintained and updated continuously by Sapiens in accordance with the latest technological and regulatory requirements, the CoreSuite solution will go live at GPF after a full migration from their existing policy administration system. Gjensidige is already in the process of implementing Sapiens IDITSuite software solution for property & casualty coverage across the Nordic region.

GPF was looking for a strong Life and Pension platform that supported the Norwegian market and regulation. After a comprehensive market analysis and pre-study phase, GPF chose the highly recommended Sapiens platform, CoreSuite for L&P, which will provide operational excellence and cost efficiency for GPF, by enabling the solution to drive flexibility and minimize time to market for new products.

“After our extensive market evaluation of different vendors, we were left with no doubt: Sapiens is the partner GPF needs to embrace the latest technology and market trends, meet customer demands and quickly deploy new products that enhance our customers’ lives, all at a competitive cost,” said Torstein Ingebretsen, CEO of GPF.

“While Sapiens already boasts a strong foothold in the Nordics, this milestone marks the first time that Sapiens has introduced our highly rated, flagship CoreSuite for Life & Pension platform to the region,” said Roni Al-Dor, Sapiens President and CEO. “With a more than 200-year history in the Norwegian insurance industry, Gjensidige is a regional powerhouse, and Sapiens is honored to empower the company to continue driving innovation and set the standard for best-in-class customer service.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com